Exhibit (a) (31)



                                            Contact:   Michelle Hards
                                                       (419) 535-4636
                                                       michelle.hards@dana.com


                          DANA CORPORATION COMMENTS ON
                  THIRD EXTENSION OF ARVINMERITOR TENDER OFFER

TOLEDO, OHIO, [OCTOBER 30, 2003] -- Dana Corporation (NYSE: DCN) issued the following statement today in response to the announcement by ArvinMeritor, Inc. (NYSE: ARM) that it will extend for a third time the expiration of its tender offer for all outstanding Dana shares.

"On July 22, Dana's Board of Directors rejected ArvinMeritor's offer after a thorough review and consultation with its legal and financial advisors," said Bill Carroll, Acting President and Chief Operating Officer. "The Board concluded at that time that the offer was a financially inadequate, high-risk proposal that was not in the best interests of Dana or its shareholders, and nothing has changed with respect to the offer since that time. As demonstrated by our strong third-quarter earnings, Dana's restructuring and transformation efforts are producing results and the Board continues to believe that the company's ongoing strategy is a better way to enhance value for our shareholders."

Mr. Carroll continued, "In the nearly four months since ArvinMeritor originally made this unsolicited offer, it still has not announced that it has the necessary financing for the transaction. In addition, the major antitrust challenges that Dana's Board noted from the start were underscored by the `second request' for information issued by the FTC in early September. Since August, ArvinMeritor has publicly discussed potential divestitures of the combined company's assets to address these challenges. Substantial divestitures would limit the opportunities for synergies and change the strategic premise for the transaction that ArvinMeritor originally proposed to shareholders. For these reasons, among others, investors understandably continue to question whether this deal makes sense."

Dana's shareholders, and its customers, suppliers and employees, are strongly advised to read carefully Dana's solicitation/recommendation statement regarding ArvinMeritor's tender offer, because it contains important information. Free copies of the solicitation/recommendation statement and the related amendments, which have been filed by Dana with the Securities and Exchange Commission, are available at the SEC's web site at WWW.SEC.GOV, or at the Dana web site at WWW.DANA.COM, and also by directing requests to Dana's Investor Relations Department or Dana's information agent, D.F. King & Co., Inc., at 1-800-901-0068.

Dana is a global leader in the design, engineering, and manufacture of value-added products and systems for automotive, commercial, and off-highway vehicle manufacturers and their related aftermarkets. The company employs approximately 60,000 people worldwide. Founded in 1904 and based in Toledo, Ohio, Dana operates


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hundreds of technology,  manufacturing,  and customer  service  facilities in 30 countries. The company reported 2002 sales of $9.5 billion.

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